April 28, 2008

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:	Larry Greene, Division of Investment Management
Mail Stop 0505

Re:	Alternative Investment Partners Absolute Return Fund STS (“Feeder Fund”)
File Numbers 811-21831 & 333-140822

Alternative Investment Partners Absolute Return Fund (“Master Fund”)
File Numbers 811-21767 & 333-140821
(each a “Fund,” collectively, the “Funds”)

Dear Mr. Greene:

Thank you for your comments regarding Post-Effective Amendment No. 6 to the registration statement of the Master Fund and Post-Effective Amendment No. 7 to the registration statement of the Feeder Fund, each filed on Form N-2 with the Securities and Exchange Commission (the “Commission”) on February 29, 2008. Below, we describe the changes made to the registration statement in response to the staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes have been reflected in Post-Effective Amendment No. 7 to the registration statement of the Master Fund and Post-Effective Amendment No. 8 to the registration statement of the Feeder Fund, each of which will be filed via EDGAR on or about the date hereof (the “Amendment”). Capitalized terms not otherwise defined have the same meanings assigned to such terms in each Fund’s prospectus.

General

Comment 1.	The cover page of each filing currently contains a delaying amendment. Please note that such delaying amendment language is not applicable to post-effective filings.

Response 1. The delaying amendment language has been deleted.

Prospectus

Comment 2.	The first page of each Fund’s prospectus cover states that the Fund offers its shares on a continuous basis. Disclosure elsewhere in the prospectus states that each Fund calculates its net asset value (“NAV”) as of the close of the Fund’s business at the end of each month. Please explain to the staff how each Fund complies with the requirements of Section 23(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), to sell its shares at a NAV that is determined as of a time within 48 hours, excluding Sundays and holidays, next preceding the time of such determination.

Response 2. As disclosed in each Fund’s prospectus, while each Fund continuously offers its shares, purchases of shares are only processed as of the first business day of each month. Such shares are purchased at the NAV determined as of the close of the last business day of the prior month.

Comment 3.	Page (ii) of the prospectus cover refers to the private investment funds in which the Master Fund invests. Please confirm whether such private investment funds are affiliated with the Funds.

Response 3. As set forth under “Investment Program - Investment Objective,” the Investment Funds in which the Master Fund invests are managed by unaffiliated third-party Investment Managers.

Comment 4.	Please fill in the numbers in the fee table.

Response 4. The numbers have been filled in.

Comment 5.	The final footnote to the fee table states: “The Adviser has agreed that all of the Offshore Fund’s expenses allocable to the Feeder Fund will be paid entirely by the Adviser or an affiliate of the Adviser. Any portion of the Offshore Fund’s expenses allocable to the Offshore Fund’s non-U.S. investors will be allocated to the non-U.S. investors.”

(a) Please clarify the term of the Adviser’s agreement to pay the expenses of the Offshore Fund allocable to the Feeder Fund, and please file such agreement as an exhibit to the registration statement.

(b) Please clarify how expenses of the Offshore Fund are allocated between the Feeder Fund and the Offshore Fund’s non-U.S. investors.

Response 5. (a) The term of the Adviser’s agreement to pay the expenses of the Offshore Fund allocable to the Feeder Fund extends until the earlier to occur of (i) the termination of the Master Fund’s investment advisory agreement or (ii) the end of the Offshore Fund’s term as set forth in the Offshore Fund’s organizational documents (which provide for the Offshore Fund to have a term of 20 years). The agreement has been filed with the Amendment as an exhibit to the Feeder Fund’s registration statement.

(b) The Offshore Fund’s expenses are allocated between the Feeder Fund and the Offshore Fund’s non-U.S. investors pursuant to their respective pro rata shares of the Offshore Fund’s outstanding shares.

Comment 6.	Generally, please consider whether the Investment Funds in which the Master Fund invests are subject to additional risks in light of the market turmoil of recent months. If so, please insert additional risk disclosure.

Response 6. Additional risk disclosure has been added in the following subsections under “Types of Investments and Related Risks:” “ - Investment Related Risks - Highly Volatile Markets;” “ - Investment Related Risks - Mortgage-Backed Securities;” and “ - Special Investment Instruments and Techniques - Counterparty Credit Risk.”

Comment 7.	Disclosure under “Conflicts of Interest - Voting Rights in Investment Funds” states: “In certain circumstances, the Master Fund may waive voting rights or elect not to exercise them, such as to achieve compliance with U.S. bank holding company laws.” (Emphasis added.) Please explain how the Master Fund might elect not to exercise voting rights which it otherwise holds, in light of our discussions of voting waiver arrangements with respect to prior filings.

Response 7. The remainder of the sentence highlighted above (from “or elect not to exercise them”) has been deleted.

* * * * * * *

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

—	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

—	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

—	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Clifford Chance, Richard Horowitz at (212) 878-8110 or Jeremy Senderowicz at (212) 818-3412, or me at (610) 940-4639. Thank you.

Best regards,

/s/ John Cacchione
John Cacchione

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